SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 069-00534

Cap Rock Energy Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Cap Rock Energy Corporation	Texas	500 West Wall Street
Midland, Texas 79701
Holding Company

NewCorp Resources Electric Cooperative Inc.	Texas	500 West Wall Street Midland, Texas 79701 Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

Cap Rock Energy Corporation (“Caprock”) is a holding company and along with its subsidiaries, is engaged in the electric distribution business operating in various non-contiguous areas in the State of Texas. Caprock’s predecessor in interest, Cap Rock Electric Cooperative, Inc. (the Cooperative), was incorporated as an electric cooperative in the State of Texas in 1939. Caprock provides service to over 35,000 meters in 28 counties in Texas. This includes 24,000 meters in 17 counties in the Midland-Odessa area of West Texas (the West Texas Divisions), 6,000 meters in the Central Texas area around Brady, Texas, and over 4,000 meters in Northeast Texas in Hunt, Collin and Fannin Counties. Caprock provides management services to the Farmersville Municipal Electric System, which services over 1,400 meters in Farmersville, Texas. Caprock purchases power for resale to its retail customers from wholesale suppliers and distributes that power to its customers over transmission lines covering over 320 miles and over 11,000 miles of distribution lines. Caprock’s primary focus is on distribution of electricity to its customers. Caprock purchases all electric power pursuant to wholesale electric power contracts with Southwest Public Service Company, Lower Colorado River Authority and Garland Power and Light, which account for approximately 76%, 12% and 12%, respectively, of the electric power purchases of the Company.

Caprock’s wholly owned public utility subsidiary, NewCorp Resources Electric Cooperative, Inc. (“NewCorp”) owns and operates a transmission system in the Caprock’s West Texas Divisions. NewCorp provides transmission services to Caprock pursuant to a FERC regulated tariff.

3. Certain information, for the calendar year 2003 with respect to Caprock and its subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

1,360,236 MWH - $117,947,462

(b) MWH sold at retail and related revenues.

726,571 MWH - $82,217,594

(c) MWH sold at wholesale and related revenues.

633,665 MWH - $35,729,868

(d) MWH purchased and related purchased power expenses.

836,515 - $36,576,117

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Attached are the balance sheet and statement of income for the calendar year 2003 for the claimant.

Exhibit A. Financials to be filed by amendment.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

CAP ROCK ENERGY CORPORATION

By	/S/ LEE D. ATKINS

Lee D. Atkins
Senior Vice President and Chief Financial Officer

Attest

/s/

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Lee D. Atkins
Senior Vice President and Chief Financial Officer
Cap Rock Energy Corporation
500 West Wall Street
Midland, Texas 79701